UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 001-35755

Bit Brother Limited

(Translation of registrant’s name into English)

Room 910, Building 1, Huitong Building,

No.168, Hehua Road, Hehuayuan Street,

Furong District, Changsha City, Hunan Province

People’s Republic of China

+86 0731-85133570

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Name and Ticker Symbol Change

On May 20, 2021, Urban Tea, Inc. (the “Company”) received the stamped Certificate of Change of Name from the British Virgin Islands Registrar of Corporate Affairs dated May 20, 2021 pursuant to which the Company’s name has been changed to “Bit Brother Limited” (the “Name Change”).

In addition to the Name Change, the Company anticipates to effect a change of its ticker symbol from “MYT” to “BTB,” (the “Symbol Change”) on or about June 16, 2021.

The Company has submitted the requisite documents and other information to the NASDAQ Listing Center to process the Name Change and the Symbol Change. As a result of the Name Change and Symbol Change, the Company’s CUSIP number will be changed to G1144D109.

Amendment to Memorandum and Articles of Association

On May 20, 2021, the Company received the stamped Amended and Restated Memorandum and Articles of Association (the “A&R M&A”) from the British Virgin Islands Registry of Corporate Affairs, dated May 20, 2021. The A&R M&A was previously approved by the Company’s Board of Directors on May 18, 2021. A copy of the A&R M&A is attached to this report as Exhibit 99.1.

Exhibits.

Exhibit	Description
99.1	Amended and Restated Memorandum and Articles of Association of Bit Brother Limited, dated May 20, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 15, 2021

BIT BROTHER LIMITED

By:	/s/ Xianlong Wu
Name:	Xianlong Wu
Title:	Chief Executive Officer and Chairman of the Board of Directors

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